# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MediaCo Holding Inc., CIK 0001784254
CUSIP: 58450D104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 48 WEST 25TH STREET, THIRD FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 05/01/2025
Amends the filing with accession number 0000950142-25-000727
Filed by CIK 0001709654
Persons authorized to receive notices and communications: Scott Kapnick, HPS Group GP, LLC, 40 West 57th Street, 33rd Floor, New York, New York (NY), 10019, (212) 287-6767

## Reporting persons
- Scott Kapnick (CIK 0001709654): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 35,257,690; sole dispositive power 0; shared dispositive power 35,257,690; aggregate amount beneficially owned 35,257,690 (46.1% of the class)
  Comment: Represents (i) 7,051,538 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of MediaCo Holding Inc. (the "Company") issued to SLF LBI Aggregator, LLC ("Aggregator") in connection with the consummation of the Option Transaction (as defined below) and (ii) 28,206,152 shares of issuable upon the exercise of the Class A Common Stock Purchase Warrant (the "Warrant") issued by the Company to Aggregator on April 17, 2024.
  
  Row (13) is based on (i) 41,238,824 shares of Class A Common Stock that were issued and outstanding, as reported in the Company's Amended Annual Report on Form 10-K/A filed with the Securities and Exchange Commission (the "SEC") on April 30, 2025, (ii) 7,051,538 shares of Class A Common Stock issued to Aggregator in connection with Option Transaction and (iii) 28,206,152 shares of Class A Common Stock issuable upon exercise of the Warrant.
- HPS Group GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 35,257,690; sole dispositive power 0; shared dispositive power 35,257,690; aggregate amount beneficially owned 35,257,690 (46.1% of the class)
  Comment: Represents (i) 7,051,538 shares of Class A Common Stock issued to Aggregator in connection with the consummation of the Option Transaction and (ii) 28,206,152 shares of Class A Common Stock issuable upon the exercise of the Warrant issued by the Company to Aggregator on April 17, 2024.
  
  Row (13) is based on (i) 41,238,824 shares of Class A Common Stock that were issued and outstanding, as reported in the Company's Amended Annual Report on Form 10-K/A filed with the SEC on April 30, 2025, (ii) 7,051,538 shares of Class A Common Stock issued to Aggregator in connection with Option Transaction and (iii) 28,206,152 shares of Class A Common Stock issuable upon exercise of the Warrant.
- SLF LBI Aggregator, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 35,257,690; sole dispositive power 0; shared dispositive power 35,257,690; aggregate amount beneficially owned 35,257,690 (46.1% of the class)
  Comment: Represents (i) 7,051,538 shares of Class A Common Stock issued to Aggregator in connection with the consummation of the Option Transaction and (ii) 28,206,152 shares of Class A Common Stock issuable upon the exercise of the Warrant issued by the Company to Aggregator on April 17, 2024.
  
  Row (13) is based on (i) 41,238,824 shares of Class A Common Stock that were issued and outstanding, as reported in the Company's Amended Annual Report on Form 10-K/A filed with the SEC on April 30, 2025, (ii) 7,051,538 shares of Class A Common Stock issued to Aggregator in connection with Option Transaction and (iii) 28,206,152 shares of Class A Common Stock issuable upon exercise of the Warrant.
- Estrella Media, Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: MediaCo Holding Inc.
Address of issuer's principal executive offices: 48 WEST 25TH STREET, THIRD FLOOR, NEW YORK, New York (NY), 10010
Comment:
Scott Kapnick, HPS Group GP, LLC, a Delaware limited liability company ("HPS Group"), and SLF LBI Aggregator, LLC, a Delaware limited liability company ("Aggregator"), (the "Reporting Persons") are hereby filing this Amendment No. 2 (this "Amendment No. 2") to the Schedule 13D filed by the Scott Kapnick, HPS Group and Aggregator on April 24, 2024 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, filed by Scott Kapnick, HPS Group, Aggregator and Estrella Media, Inc., a Delaware corporation ("Estrella Media"), on March 12, 2025 ("Amendment No. 1" and together with the Initial Schedule 13D, the "Schedule 13D"), to report (i) the withdrawal of Estrella Media as a Reporting Person and (ii) the consummation of the Option Transaction (as defined below). Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 is restated in its entirety as follows:

This Schedule 13D relates to (i) the Class A Common Stock issued to Aggregator in connection with the consummation of the Option Transaction (as defined and discussed in further detail below) and (ii) the Class A Common Stock Purchase Warrant (the "Warrant") to purchase up to 28,206,152 shares of Class A Common Stock. The address of the principal executive offices of the Company is 48 West 25th Street, Third Floor, New York, New York 10010.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 2 is being filed jointly by (i) Scott Kapnick, a United States citizen, (ii) HPS Group, a Delaware limited liability company and (iii) Aggregator, a Delaware limited liability company. Estrella Media no longer constitutes a Reporting Person.
Residence or business address: The principal business address of each Scott Kapnick, HPS Group and Aggregator is 40 West 57th Street, 33rd Floor, New York, New York 10019.
Present principal occupation or employment: Scott Kapnick is chief executive officer of HPS Investment Partners, LLC, which is a registered investment adviser and is affiliated with HPS Group (collectively with HPS Group, "HPS"). The principal business of HPS and Aggregator is to engage in making investments in companies through various strategies across the capital structuring including privately negotiated senior debt; privately negotiated junior capital solutions in debt, preferred and equity formats; liquid credit including syndicated leveraged loans, collateralized loan obligations and high yield bonds; asset-based finance and real estate.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: See Item 2(a) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Scott Kapnick is the sole member of HPS Group. HPS Group is the non-member manager of Aggregator.

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Common Stock, except to the extent of such Reporting Person's pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by any Reporting Person within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Schedule 13D under the heading "Option Agreement" is hereby is restated in its entirety as follows:

On April 17, 2024, in connection with the Transactions, the Company and Purchaser entered into an Option Agreement (the "Option Agreement") with Estrella Media, a subsidiary of Aggregator, and certain subsidiaries of Aggregator, pursuant to which (i) Purchaser was granted the option to purchase 100% of the equity interests of certain subsidiaries of Estrella Media holding the Estrella Broadcast Assets (the "Option Subsidiaries Equity") in exchange for 7,051,538 shares of Class A Common Stock and (ii) Estrella Media was granted the right to put the Option Subsidiaries Equity to Purchaser for the same consideration beginning six months after the date of the closing of the Transactions (the "Option Transaction"). On May 1, 2025, the parties consummated the Option Transaction and, pursuant to Estrella Media's designation right, Aggregator received the 7,051,538 shares of Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the exhibit set forth below.

Exhibit 9: Joint Filing Agreement.

## Signatures
- Scott Kapnick: /s/ Scott Kapnick, Scott Kapnick (05/05/2025)
- HPS Group GP, LLC: /s/ Scott Kapnick, Scott Kapnick, Sole Member (05/05/2025)
- SLF LBI Aggregator, LLC: /s/ Peter Markham, Peter Markham, Chief Executive Officer (05/05/2025)
- Estrella Media, Inc.: /s/ Peter Markham, Peter Markham, Chief Executive Officer (05/05/2025)